Via EDGAR Transmission

January 27, 2010

Mr. Tom Kluck
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:        Teucrium Commodity Trust; File No. 333-162033

Dear Mr. Kluck:

This letter responds to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission by your letter dated January 5, 2010 with respect to Pre-Effective Amendment No. 1 (“Amendment No. 1”) to above-referenced Registration Statement.  This letter accompanies Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”).  Amendment No. 2 is intended to include disclosure responsive to the Staff’s comments.  In addition, Amendment No. 2 reflects revisions to disclose certain information that was not available at the time Amendment No. 1 was filed, including audited financial statements for the Teucrium Corn Fund and its Sponsor, Teucrium Trading, LLC.

For ease of reference, each of the Staff’s comments is repeated below, followed by the Registrant’s corresponding response.  Capitalized terms have the same meaning as in Amendment No. 2.

Cover Page of the Prospectus

1.           Comment:

We note your response to comment 3 of our letter dated October 20, 2009 and your revised disclosure.  We reissue our prior comment.  Please clearly disclose the date that the offering will end.  See Item 501(b)(8)(iii) of Regulation S-K.  Please note that, in addition to this date, you may also include qualifying language that the offering may end sooner or be extended as pursuant to the rules of the Securities Act.

Response:

We have revised the cover page in Amendment No. 2 so that the text after the second sentence of the third paragraph reads as follows:  “This is intended to be a continuous offering that will terminate on _________, 2012 (two years from the date of this prospectus), unless suspended or terminated at any earlier time for certain reasons specified in this prospectus or unless extended as permitted under the rules under the Securities Act of 1933.  See ‘Prospectus Summary – The Shares’ and ‘Creation and Redemption of Shares – Rejection of Purchase Orders’ below.”  (The disclosure on termination of the offering when all of the registered Shares have been sold and the registration of additional Shares is no longer included on the cover page, but disclosure in this regard has been retained and clarified under “Prospectus Summary – The Shares.”)

Mr. Tom Kluck
January 27, 2010

Prospectus Summary

Overview of the Fund, page 1

2.           Comment:

We note your disclosure that the fund may invest in “other corn-based contracts and instruments, such as cash-settled options on Corn Futures Contracts and forward contracts, swaps, and other over-the-counter transactions that are based on the price of corn and Corn Futures Contracts.” Please describe in greater detail here or in the offering section the other over-the-counter transactions that the fund may invest in.

Response:

It is the Sponsor’s intent that the Fund’s investments in Corn Interests will be focused on Corn Futures Contracts and/or corn-based swap agreements that are cleared through the CBOT or its affiliated provider of clearing services (defined in Amendment No. 2 as “Cleared Corn Swaps”).  In order to clearly state this intent, we have revised the prospectus so that the “Prospectus Summary – Overview of the Fund” and “The Offering – Operation of the Fund” sections in Amendment No. 2 state that at least 85% of the aggregate notional amount of the Fund’s investments in Corn Interests will under normal circumstances be Corn Futures Contracts and/or Cleared Corn Swaps.  Furthermore, a new subsection addressing Cleared Corn Swaps and additional discussion regarding Corn Futures Contracts have been included under “The Offering.”  As stated in the new subsection on Cleared Corn Swaps, as a result of their being cleared, the creditworthiness of a counterparty to a Cleared Corn Swap is not a material concern.  Additional disclosure regarding instruments such as forward contracts and options on futures contracts has not been added on the premise that such additional disclosure is unnecessary for these investments that will not be among the primary investments of the Fund.

The Offering

Operation of the Fund, page 39

3.           Comment:

We note your response and revised disclosure in response to previous comments 6 and 9.  In light of your assertions that your sponsor employs a “’neutral’ investment strategy,” and that your sponsor exercises substantial discretion and could enter into arrangements on behalf of the fund that “would not be expected to precisely track the performance of the Benchmark,” please further revise your disclosure to clarify, in plain English, what constitutes a “material deviation” between the fund’s performance and that of the benchmark so that investors may fully understand your sponsor’s ability to alter and/or deviate from the investment objective.

Mr. Tom Kluck
January 27, 2010

Response:

Initially, we did not mean to suggest in Amendment No. 1 that the Sponsor’s discretion to manage the Fund’s investments included the discretion to intentionally attempt to manage the Fund so that its performance does not track that of the Benchmark.  Rather, the Sponsor’s primary goal will be to have the performance of the Fund closely track the performance of the Benchmark (although some level of tracking error will be unavoidable), and Amendment No. 2 attempts to clarify this.  To this end, the discussion of “material deviation” has been deleted.  In addition, disclosure has been added to the effect that one reason that the Fund might enter into or hold Corn Interests other than Benchmark Component Futures Contracts would be to attempt to alleviate overall deviation between the Fund’s performance and that of the Benchmark that may result from certain market and trading inefficiencies or other reasons.  Furthermore, disclosure has been added to the effect that Corn Interests other than Benchmark Component Futures Contracts will be used as a part of the goal of causing the Fund’s performance to closely track that of the Benchmark.  Finally, the discussion of the tracking error standard that follows the disclosure discussed above has been revised to include a plain English description of such standard.

The Fund’s Investment Strategy, page 42

4.           Comment:

We note your disclosure on page 43 that the fund “will invest in Other Corn Interest, such as swaps, in the over-the-counter market to a potentially significant degree.”  Please describe whether the fund will invest in swaps to a potentially significant degree or some other corn interests.  If you mean something other than swaps, please disclose the types of instruments of transactions.  Also describe why the fund may potentially invest in these other Corn Interests to a potentially significant degree.

Response:

See the response to comment #2 above and the revised disclosure in Amendment No. 2 regarding the Fund’s primary investment in Corn Futures Contracts and Cleared Corn Swaps.

Over-the-Counter Derivatives, page 46

5.           Comment:

Please describe in greater detail the principal terms of the swap agreements that the fund may enter into.

Response:

The new subsection under “The Offering” on Cleared Corn Swaps includes disclosure on the principal terms of these swap agreements, which, in contrast to traditional over-the-counter swap agreements, may be one of the Fund’s principal investments.

Mr. Tom Kluck
January 27, 2010

6.           Comment:

Please describe who the counterparties may be if they are affiliates of banks, broker-dealers, insurance companies or others listed on page 46.

Response:

Amendment No. 2 reflects that counterparties may include entities (including affiliates of banks, broker-dealers and insurance companies) “who are engaged to a substantial degree in the business of trading commodities.”  These entities may not fall within any readily definable category of entity such as bank, broker-dealer or insurance company, and may or may not be subject to regulation by the CFTC or any other significant federal or state regulatory structure.  Accordingly, it is not possible to provide any concise designation(s) for these entities.

More generally, however, the disclosure has been revised to make clear that the list of entity types is not intended to be exhaustive, and to reflect that, while the Sponsor prefers to use regulated entities as counterparties, the Sponsor’s assessment of a prospective counterparty’s creditworthiness, rather than the type of entity or the regulatory structure to which the entity is subject, will be the Sponsor’s primary consideration in selecting counterparties.

7.           Comment:

Please describe in greater detail the persons you list on page 46 such as “producers, users or traders of corn, whether or not regulated by the CFTC.”

Response:

The disclosure in Amendment No. 2 refers to “producers of corn such as farmers and related agricultural enterprises” and “users of corn such as producers of prepared food products and ethanol producers.”  The reference to “traders of corn” has been replaced in Amendment No. 2 by a reference to  persons “who are engaged to a substantial degree in the business of trading commodities.”

Use of Proceeds, page 63

8.           Comment:

Please provide your anticipated holdings in each targeted asset class.  For example, please disclose the amounts that would be invested in corn futures contracts, forward contracts, swaps or other over-the-counter transactions.

Response:

As discussed above in our response to comment #2, Amendment No. 2 states that the Fund will invest under normal circumstances in Corn Futures Contracts and Cleared Corn Swaps with an aggregate notional amount of at least 85% of the Fund’s net assets, and the “Use of Proceeds” section restates this investment policy of the Fund.  We do not believe, however, that the prospectus should be required to include any further quantification of the Fund’s anticipated holdings, as we are not aware of any explicit requirement to include such quantification.  We also do not believe that such disclosure is required under the more general materiality standards under the 1933 Act.  In light of the 85% minimum for Corn Futures Contracts and Cleared Corn Swaps, Other Corn Interests will not be a primary Fund investment.  In addition, we believe that the central fact that investors must be made aware of is that the Fund may invest various types of instruments, all with the goal of meeting the Fund’s objective of closely tracking the Benchmark.

Mr. Tom Kluck
January 27, 2010

The Sponsor Has Conflicts of Interest, page 72

9.           Comment:

We note your response to previous comment 13 regarding Messrs. Gilbertie’s and Riker’s respective management obligations to the Sponsor; however, it remains unclear from your revised disclosure how much time your Sponsor’s principals, officers and employees will devote to your endeavors.  You state that your Sponsor has sufficient resources such that it will discharge its responsibilities to you “in a fair manner,” yet, in light of your disclosure that your Sponsor may mange other commodity pools, you have not provided sufficient detail to quantify this assertion so that investors may ascertain and appreciate the commitment of your affiliates to your business.  Please revise accordingly.

Response:

In response to the Staff’s comment, Amendment No. 2 includes disclosure to the effect that the Sponsor will generally constitute the principal and a full-time business activity of the Sponsor’s principals, officers and employees.  However, because the Sponsor may establish additional commodity pools in the future, and the future extent of the Sponsor’s business cannot be predicted, it is not possible to quantify the amount of time that the Sponsor’s principals, officers and employees will devote to the Fund, and we are not aware of any requirement calling for such quantification.  Accordingly, we believe that it is sufficient to disclose, as in Amendment No. 1, that the Sponsor may establish additional commodity pools and that these additional pools could result in the Sponsor’s personnel facing conflicts in allocating their time among the pools managed by the Sponsor.

*  *  *  *  *

The requested acknowledgements regarding the effect of the Staff declaring the Registration Statement effective will be provided subsequently.  Please contact me at (202) 383-0590 or Eric Freed at (212) 389-5055 with any questions or comments you may have concerning this letter or Amendment No. 2.

Sincerely,

/s/ W. Thomas Conner
W. Thomas Conner

cc:	Sal Gilbertie
Dale Riker
Carl N. Miller III
Eric C. Freed